FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a- 16 or 15d- 16 of

the Securities Exchange Act of 1934

For the month of September 2012

CGG-Veritas

Tour Maine Montparnasse - 33 Avenue du Maine – BP 191 - 75755 PARIS CEDEX 15

(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

    Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

    Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

RECENT DEVELOPMENTS

Selected Financial Information

The following summary historical consolidated financial information as at and for the year ended December 31, 2011 is derived from our consolidated audited financial statements, which were audited by Ernst & Young et Autres and Mazars and are included in our annual report on Form 20-F for the year ended December 31, 2011 filed with the Commission on April 20, 2012 (the “2011 Annual Report”). The following summary financial information as at and for the six month period ended June 30, 2012 is unaudited and is derived from our unaudited financial statements included in our current report on Form 6-K submitted to the Commission on July 27, 2012.

Effective January 1, 2012, we changed the presentation currency of our consolidated financial statements from the euro to the U.S. dollar to better reflect the profile of our revenues, costs and cash-flows, which are primarily generated in U.S. dollars, and hence, to better present the financial performance of the Group. The summary financial data as at and for the year ended December 31, 2011 included below has been restated to reflect our results in U.S. dollars as if the change in presentation of our currency had occurred on January 1, 2004 (the date we transitioned to IFRS).

The summary financial data included below should be read in conjunction with, and are qualified in their entirety by reference to, our consolidated financial statements and “Item 5: Operating and Financial Review and Prospects” in our 2011 Annual Report and “Item 2: Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our current report on Form 6-K submitted to the Commission on July 27, 2012. Our consolidated financial statements were prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union.

	As at and for the six months ended June 30, 2012	As at and for the year ended December 31, 2011
	(unaudited)	(restated)
	(in millions of U.S.$ except for per share data and ratios)
Statement of operations data:
Operating revenues	1,617.6	3,180.9
Other income from ordinary activities	2.1	3.3
Cost of operations	(1,303.3)	(2,649.4)
Gross profit	316.4	534.8
Research and development expenses, net	(44.5)	(77.0)
Marketing and selling expenses	(46.6)	(83.1)
General and administrative expenses	(92.9)	(203.5)
Other revenues (expenses), net	6.0	34.3
Impairment of goodwill	—	—
Operating income	138.4	205.5
Cost of financial debt, net	(77.3)	(174.5)
Other financial income (loss), net	1.4	0.8
Total income taxes	(45.9)	(62.5)
Share of income (loss) in companies accounted for under equity method	13.7	16.4
Net income (loss) from consolidated companies	30.3	(14.3)

	As at and for the six months ended June 30, 2012	As at and for the year ended December 31, 2011
	(unaudited)	(restated)
	(in millions of U.S.$ except for per share data and ratios)
Attributable to shareholders	20.7	(28.2)
Attributable to non-controlling interests	9.6	13.9
Net income (loss) per share:
Basic(1)	0.14	(0.19)
Diluted(2)	0.14	(0.19)
Other financial historical data and other ratios:
EBITDAS(3)	440.0	824.1
Capital expenditures (property, plant & equipment)(4)	213.2	365.6
Capital expenditures for multi-client surveys	157.4	211.3
Net financial debt(5)	1,599.6	1,410.7
Gross financial debt(6)/EBITDAS(3)	4.4x	2.5×
Net financial debt(5)/EBITDAS(3)	3.6x	1.8×
EBITDAS(3)/Cost of financial debt, net	5.7x	4.9×

Notes:

(1)	Basic per share amounts have been calculated on the basis of 151,898,100 weighted average outstanding shares for the six months ended June 30, 2012 and 151,771,940 weighted average outstanding shares in 2011.
(2)	Diluted per share amounts have been calculated on the basis of 153,235,166 weighted average outstanding shares for the six months ended June 30, 2012 and 151,771,940, weighted average outstanding shares in 2011.
(3)	“EBITDAS” is defined as earnings before interest, tax, depreciation, amortization and share-based compensation cost. Share-based compensation includes both stock options and shares issued under our share allocation plans. EBITDAS is presented as additional information because we understand that it is one measure used by certain investors to determine our operating cash flow and historical ability to meet debt service and capital expenditure requirements. However, other companies may present EBITDAS and similar measures differently than we do. EBITDAS is not a measure of financial performance under IFRS and should not be considered as an alternative to cash flow from operating activities or as a measure of liquidity or an alternative to net income as indicators of our operating performance or any other measures of performance derived in accordance with IFRS.
(4)	“Capital expenditures” is defined as purchases of property, plant and equipment plus equipment acquired under capital lease and suppliers of fixed assets.
(5)	“Net financial debt” is defined as gross financial debt less cash and cash equivalents. Net financial debt is presented as additional information because we understand that certain investors believe that netting cash against debt provides a clearer picture of the financial liability exposure. However, other companies may present net financial debt differently than we do. Net financial debt is not a measure of financial performance under IFRS and should not be considered as an alternative to any other measures of performance derived in accordance with IFRS.
(6)	“Gross financial debt” is defined as bank overdrafts plus current portion of financial debt plus financial debt.

Interest Rate Exposure as of June 30, 2012

As of June 30, 2012, our variable-rate assets (net of liabilities) maturing in less than one year totaled U.S.$74 million.

Directors and Senior Management and Principal Shareholders

The following information updates, and should be read together with, “Item 6: Directors, Senior Management and Employees” and “Item 7: Principal Shareholders” contained in the 2011 Annual Report.

Composition of the Board of Directors

David Work resigned as a member of the Board of Directors effective September 1, 2012. On September 21, 2012, the Board of Directors decided to appoint Ms. Agnès Lemarchand to fill the remaining portion of Mr. Work’s term, which ends on the date of the general shareholders’ meeting in 2013. Ms. Lemarchand will be an independent director and will sit on the Appointment-Remuneration Committee, where she will replace Mr. Work. Ms. Lemarchand, 54, is currently Executive Chairman of Steetley Dolomite Limited, which she joined in 2005. She was previously the CEO of Lafarge Chaux (1994-2004). Ms. Lemarchand is also a member of the supervisory boards of Mersen, Areva and SICLAE and a member of the French Economic, Social and Environmental Council.

Variable compensation of the CEO

For 2011, the variable component of the compensation for Mr. Jean-Georges Malcor, Chief Executive Officer, was conditioned on meeting certain individual objectives (representing one-third of the variable compensation) and financial objectives (representing two-thirds of the variable compensation). His target amount was set at 100% of his fixed compensation. The financial objectives related to Group revenues (weighted 30% of the total financial objectives), operating income (weighted 35%), EBITDA less capital expenditures (weighted 20%) and Group free cash flow (weighted 15%).

For 2012, the variable component of the Chief Executive Officer’s compensation will be determined by the Board of Directors in consultation with the Appointment-Remuneration Committee in the first quarter of 2013 based on the 2012 financial statements. The variable component is conditioned on meeting certain individual objectives (representing one-third of the variable compensation) and financial objectives (representing two-thirds of the variable compensation).

Stock-options

Pursuant to resolutions adopted by our Board of Directors on May 11, 2006, March 23, 2007, March 14, 2008, March 16, 2009, January 6, 2010, March 22, 2010, October 21, 2010, March 24, 2011 and June 26, 2012, our Board of Directors has granted options to certain of our employees, executive officers and Directors to subscribe for an aggregate of 9,299,888 ordinary shares taking into account the various adjustment made to the number of stock options issued pursuant to French law. Options with respect to 8,365,119 ordinary shares remained outstanding as of August 31, 2012. The following table sets forth certain information relating to these stock options plans as of August 31, 2012.

Date of Board of Directors’ resolution	Options granted(1)	Number of beneficiaries	Options exercised (ordinary shares) at August 31, 2012	Options outstanding at August 31, 2012	Exercise price per ordinary share(1)	Expiration date
May 11, 2006(4)(2)	1,012,500	171	2,500	951,095	€26.26	May 10, 2014
March 23, 2007(5)(3)	1,308,750	145	2,000	1,160,500	€30.4	March 23, 2015
March 14, 2008(6)(3)	1,188,500	130	0	1,064,340	€32.57	March 14, 2016
March 16, 2009(7)(3)	1,327,000	149	299,984	933,676	€8.82	March 16, 2017
January 6, 2010(8)(3)	220,000	1	0	220,000	€14.71	January 6, 2018
March 22, 2010(9)(3)	1,548,150	339	37,561	1,412,618	€19.44	March 22, 2018

Date of Board of Directors’ resolution	Options granted(1)	Number of beneficiaries	Options exercised (ordinary shares) at August 31, 2012	Options outstanding at August 31, 2012	Exercise price per ordinary share(1)	Expiration date
October 21, 2010(10)(3)	120,000	3	0	120,000	€16.887	October 21, 2018
March 24, 2011(11)(3)	1,164,363	366	0	1,093,090	€25.48	March 24, 2019
June 26, 2012(12)(3)	1,410,625	413	0	1,409,800	€18.774	June 26, 2020

Total	9,299,888		342,045	8,365,119

(1)

Pursuant to French law and the terms of the stock option plans, the numbers of options initially granted and the exercise price were adjusted following our share capital increase in December 2005 and our five-for-one stock split in June 2008. The figures shown are after adjustment.

(2)	The stock option plans provide for the cancellation of the non-vested options if the holder is no longer our employee, director or executive officer.
(3)	The stock option plans provide for the cancellation of the options whether vested or not if the holder is no longer our employee, director or executive officer.
(4)	Options under the 2006 plan vest by one-fourth each year from May 2006 and can be exercised at any time. However the resulting shares cannot be sold by French tax residents before May 12, 2010.
(5)	Options under the 2007 plan vest by one-third each year from March 2007 and can be exercised at any time. However the resulting shares cannot be sold by French tax residents before March 24, 2011.
(6)	Options under the 2008 plan vest by one-third each year from March 2008 and can be exercised at any time. However the resulting shares cannot be sold by French tax residents before March 17, 2012.
(7)

Options under the 2009 plans vest by one-third each year from March 2009 and can be exercised at any time. However the resulting shares cannot be sold by French tax residents before March 17, 2013. The 2009 plans consist of a plan granting 200,000 options to the Chairman and Chief Executive Officer and 125,000 options to the Chief Operating Officer (subject to certain performance conditions and a plan granting 1,002,000 options to certain other officers and employees.

(8)

110,000 options vest immediately, 55,000 will vest as of January 7, 2011 and 55,000 as of January 7, 2012. However during the first four years, the resulting shares cannot be sold by French tax residents before January 7, 2013 for the first batch and, January 7, 2014 for the second and third batches.

(9)

Options under the March 2010 plans vest by one-third each year from March 2010 and can be exercised at any time. However the resulting shares cannot be sold by French tax residents before March 23, 2014. The March 2010 plans consist of a plan granting 200,000 options to the Chief Executive Officer (subject to certain performance conditions) and a plan granting 1,348,150 options to certain other officers and employees.

(10)

Options under the October 2010 plan vest by one-third each year from October 2010 and can be exercised at any time. However the resulting shares cannot be sold by French tax residents before October 22, 2014. The October 2010 plan consists of a plan granting 120,000 options to three members of the Executive Committee.

(11)

Options under the March 2011 plans vest by one-third each year from March 2011 and can be exercised at any time. However the resulting shares cannot be sold by French tax residents before March 25, 2015. The March 2011 plans consist of a plan granting 66,667 options to the Chairman and 133,333 options to the Chief Executive Officer (subject to certain performance conditions) and a plan granting 964,363 options to certain other officers and employees.

(12)

Options under the June 2012 plans vest in three batches (50% as from June 27, 2014, 25% as from June 27, 2015 and 25% as from June 27, 2016) and can be exercised at any time. However the resulting shares cannot be sold by French tax residents before June 26, 2016. The June 2012 plans consist of a plan granting 200,000 options to the Chief Executive Officer, 100,000 options to each Senior Executive Vice President and 420,000 options to the other members of the Executive Committee (subject to certain performance conditions) and a plan granting 590,625 options to certain other officers and employees.

The stock options allocated to Messrs. Malcor, Chief Executive Officer, Frydman and Rouiller, Senior Executive Vice Presidents (together the “Executive Officers”) under the plans implemented by the Company since the date of the 2011 Annual Report are set forth below:

Name of the Executive Officer	Date of the Plan	Number of options allocated during fiscal year		Valuation of options pursuant to the method used for consolidated financial statements (€)	Subscription price(1)	Exercise period
Jean-Georges Malcor	06/26/2012	200,000	(2)	804,000	€18,774	From 06/27/2014 to 06/26/2020 inclusive
Stéphane-Paul Frydman(3)	06/26/2012	100,000	(2)	402,000	€18,774	From 06/27/2014 to 06/26/2020 inclusive
Pascal Rouiller(3)	06/26/2012	100,000	(2)	402,000	€18,774	From 06/27/2014 to 06/26/2020 inclusive

(1)	The subscription price corresponds to the average of the opening share prices of the share on the last 20 trading days prior to the meeting of the Board of Directors granting the options.
(2)	Subject to the performance conditions described below.
(3)	Messrs. Frydman and Rouiller have been appointed Senior Executive Officers by the Board of Directors held on June 26, 2012.

Starting in 2012, Mr. Brunck, Chairman of the Board of Directors, will no longer be allocated stock options.

The valuation of the options pursuant to the method used to prepare the consolidated financial statements does not necessarily correspond to the actual value that the beneficiary could derive from the exercise of the options. The exercise of the options is not permitted during the first three years of the plan and is subject to the fulfillment of certain performance conditions. Moreover, the gain before tax that a stock-option beneficiary may derive from the option exercise depends upon the share market price on the exercise date. This gain could be nil if, during the duration of the plan, the exercise price remains above the share market price.

Stock-options are allocated without any possible discount.

Performance conditions

Rights to the options granted by the plan dated June 26, 2012 vest by three batches during the first four years of the plan. Such vesting is subject to the fulfillment of the following performance conditions:

•

The average, over the 60 trading days preceding the date of allocation, of the ratio between the CGGVeritas ADS price over the PHLX Oil Service SectorSM (OSXSM) index shall equal at least two-third of the same average ratio over the same period of 60 trading days three years before the vesting date;

•

The average, over the 60 trading days preceding the date of allocation, of the ratio between the CGGVeritas share price over SBF 120 index shall equal at least two-third of the same average ratio over the same period of 60 trading days three years before the vesting date;

•	Over the vesting period, the market price of the CGGVeritas share shall have increased at least by 8% on an annual basis;

•	The average of the Group’s results over a period of three years preceding the vesting date shall equal at least 90% of the average EBITDAS annual targets as determined by the Board of Directors.

Obligation to keep stock-options in registered form

In compliance with the provisions of article L.225-185 of the French Commercial Code, the Board of Directors decided that the number of shares resulting from the exercise of stock options that the Executive Officers will have to keep under the registered form until the end of their term shall account for 20% of the amount of the gain on the purchase price realized when exercising the options granted by the Board of Directors on June 26, 2012.

Performance shares

At the extraordinary general shareholders’ meeting held on May 4, 2011, a performance share plan was approved by shareholders whereby performance shares representing up to 1% of our share capital outstanding on the date of allocation may be granted in one or several allocations by the Board of Directors to certain of our employees and executive officers during the 38-month period following the plan’s approval. Pursuant to such shareholders’ resolution, the Board allocated 516,550 performance shares to 413 beneficiaries on June 26, 2012.

The performance shares allocated to the Executive Officers under the plans implemented by the Company since the date of the 2011 Annual Report are set forth below.

Name of the Executive Officer	Date of the Plan	Number of shares allocated during fiscal year	Valuation of options pursuant to the method used for consolidated financial statements (€)	Final allocation date	Date of availability	Performance conditions
Jean-Georges Malcor	06/26/2012	27,500	498,575	06/26/2014	06/26/2016	EBI EBITDAS
Stéphane-Paul Frydman(1)	06/26/2012	11,250	203,963	06/26/2014	06/26/2016	EBI EBITDAS
Pascal Rouiller(1)	06/26/2012	11,250	203,963	06/26/2014	06/26/2016	EBI EBITDAS

(1)	Messrs. Frydman and Rouiller have been appointed Senior Executive Officers by the Board of Directors held on June 26, 2012.

Starting in 2012, Mr. Brunck, Chairman of the Board of Directors, will no longer be allocated performance shares.

Plan dated June 26, 2012:

Pursuant to article L.225-197-1 of the French Commercial Code, the Board of Directors decided that the number of performance shares allocated to the Executive Officers with respect to the plan dated June 26, 2012 will be set at 10% of such allocation, which the Executive Officers will have to keep in registered form until the end of their term.

In accordance with the AFEP-MEDEF code, the Board of Directors also decided on June 26, 2012 to set the number of additional shares that the Executive Officers are required to purchase at the end of the allocation period of the performance shares granted under the 2012 plan at one share for 20 allocated shares.

Major Shareholders

The table below sets forth certain information with respect to entities known to us or ascertained from public filings to beneficially own a significant percentage of our voting securities as at August 31, 2012.

	August 31, 2012
	% of shares	% of voting rights
Identity of Person or Group
Fonds Stratégique d’Investissement (“FSI”)	6.49	11.29
Manning & Napier	4.99	4.51
Black Rock, Inc.	4.97	4.50
IFP Energies Nouvelles (formerly Institut Français du Pétrole)	4,18	7.56
FCPE “CGG Actionnariat”(*)	0.05	0.09
Treasury stock	0.53	0.00
Public	78.79	72.03
Total	100%	100%

(*)	Shares held by CGGVeritas Group employees.

Our statuts provide that each ordinary share that is fully paid and has been held in registered form by the same shareholder for a period of at least two consecutive years will entitle such shareholder to two votes at meetings of shareholders. As of August 31, 2012, IFP Energies Nouvelles had held 6,346,610 fully paid ordinary shares in registered form for two consecutive years, giving IFP Energies Nouvelles 7.56% of the voting power of the outstanding ordinary shares as at such date. Other than in this respect, our ordinary shares carry identical voting rights.

As of August 31, 2012, Group employees held 79,200 shares corresponding to 0.05% of the share capital and 0.09% of the voting rights

Share Capital

As of August 31, 2012, our issued share capital amounts to €60,791,482 divided into 151,978,707 shares of the same class with a nominal value of €0.40 per share. The shares are fully paid.

Other Recent Developments

The Geowave Champion, the last vessel involved in our performance plan, entered the dockyard for important upgrades during the fourth quarter of 2011 and returned to operations during the second quarter of 2012.

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE PROSPECTUS CONTAINED IN CGG VERITAS’ REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Compagnie Générale de Géophysique - Veritas has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date September 25, 2012	By /s/ Stéphane-Paul FRYDMAN
S.P. FRYDMAN
Senior EVP